77I.  Terms of New or Amended Securities

On October 4, 2004, the Micro Cap Growth Fund issued a new class of shares (Class I shares). On November 10, 2004, the Large Cap Growth Fund issued a new class of shares (Class I shares). Class I shares of each Fund are sold without a sales charge or 12b-1 fee but are available only through asset allocation programs offered by selected financial advisors. Class I shares of the Large Cap Growth Fund are also subject to higher initial investment requirements than other classes of shares issued by that Fund.